Exhibit 99.2

June 12, 2015

The Board of Directors

Bona Film Group Limited

18/F, Tower 1, U-town Office Building, No.1 San Feng Bei Li, Chaoyang District
Beijing 100020, People’s Republic of China

Dear Sirs:

Mr. Dong Yu, and certain of his affiliated entities (collectively, the “Chairman”), Fosun International Limited, Orrick Investments Limited, Peak Reinsurance Company Limited and Fidelidade-Companhia de Seguros, S.A. (collectively, “Fosun”) and Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China Principals Fund I, L.P. (collectively, “Sequoia”), are pleased to submit this preliminary non-binding proposal to acquire Bona Film Group Limited (the “Company”) in a going private transaction (the “Acquisition”).

We believe that our proposal provides a very attractive opportunity to the Company’s shareholders. Our proposal represents a premium of 23.6% to the volume-weighted average closing price during the last 30 trading days.

1.                                      Consortium. The Chairman, together with Fosun and Sequoia and together with the Chairman, the “Consortium Members”), have entered into a consortium agreement dated as of the date hereof, pursuant to which we will form an acquisition company for the purpose of implementing the Acquisition, and have agreed to work with each other exclusively in pursuing the Acquisition.

2.                                      Purchase Price. The consideration payable for each American Depositary Share of the Company (“ADS”, each two representing one ordinary share of the Company) will be US$13.70 in cash, or US$27.40 in cash per ordinary share (in each case other than those ADSs or ordinary shares held by the Chairman, Fosun and Sequoia that may be rolled over in connection with the Acquisition).

3.                                      Funding. We intend to finance the Acquisition with a combination of debt and/or equity capital. Equity financing will be provided by the Consortium in the form of cash and rollover equity in the Company. Debt financing is expected to be provided by loans from third party financial institutions. We are confident that we can timely secure adequate financing to consummate the Acquisition.

4.                                      Due Diligence. We have engaged Kirkland & Ellis International LLP as our international legal counsel. We believe that we will be in a position to complete customary legal, financial and accounting due diligence for the Acquisition in a timely manner and in parallel with discussions on the definitive agreements.

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5.                                      Definitive Agreements. We are prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions. These documents will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6.                                      Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize that the Company’s Board of Directors (the “Board”) will evaluate the Acquisition independently before it can make its determination to endorse it. Given the involvement of the Chairman in the Acquisition, we appreciate that the independent members of the Board will proceed to consider the proposed Acquisition and that the Chairman will recuse himself from participating in any Board deliberations and decisions related to the Acquisition.

7.                                      Confidentiality. The Chairman will, as required by law, promptly file an amendment to its Schedule 13D to disclose this letter and its agreement with the other Consortium Members. However, we are sure you will agree with us that it is in all of our interests to ensure that we proceed in a strictly confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions.

8.                                      No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

*   *   *

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Dong Yu

/s/ Dong Yu

Skillgreat Limited

By:	/s/ Dong Yu
Name:	Dong Yu
Title:	Authorized Signatory

[Proposal Letter Signature Page]

Fosun International Limited Orrick Investments Limited Peak Reinsurance Company Limited Fidelidade-Companhia de Seguros, S.A.

By:	/s/ Jingyan Huang
Name:	Jingyan Huang
Title:	Authorized Signatory

[Proposal Letter Signature Page]

Sequoia Capital China I, L.P.
Sequoia Capital China Partners Fund I, L.P.
Sequoia Capital China Principals Fund I, L.P.

By:	/s/ Kok Wai Yee
Name:	Kok Wai Yee
Title:	Authorized Signatory

[Proposal Letter Signature Page]